

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

March 14, 2016

Marshall W. Witt
Chief Financial Officer
SYNNEX Corporation
44201 Nobel Drive
Fremont, California 94538

>   **Re: SYNNEX Corporation**
>   **Form 10-K for the fiscal year ended November 30, 2015**
>   **Filed January 28, 2016**
>   **File No. 001-31892**

Dear Mr. Witt:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Consolidated Statements of Cash Flows, page 50

1. We note that you present increases and decreases in book overdrafts as cash flows from financing activities. In this regard, please provide us with your basis for reporting changes in book overdrafts as cash flows from financing activities instead of cash flows from operating activities. Also, clarify whether the overdraft is with a bank.

Note 10- Accounts Receivable Arrangements, page 69

2. With regard to your third party flooring agreements, tell us what consideration you gave to providing the approximate term of the agreement as well as information about the maximum potential amount of future payments under the guarantee in accordance with ASC 460-10-50-4(a)(1) and (b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services